Exhibit 99.7

 Material Change Report dated November 3, 2017

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

Imperial Metals Corporation (the "Company")

Suite 200 – 580 Hornby Street

Vancouver, BC V6C 3B6

Tel:	(604) 669-8959
Fax:	(604) 687-4030

ITEM 2.	DATE OF MATERIAL CHANGE

October 27, 2017 and November 2, 2017

ITEM 3.	NEWS RELEASE

News releases dated October 27, 2017 and November 2, 2017 were disseminated through GlobeNewswire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

A.	The Company’s Senior Credit Facility (“SCF”) and Second Lien Credit Facility (“SLCF”) lenders permanently waived the breach of EBITDA covenant related to the quarter ended June 30, 2017, and extended the maturity date of the facilities to October 1, 2018 and December 1, 2018, respectively.

B.	The Company closed a private placement of 1,818,182 units of the Company (“Units”) for gross proceeds of $5,000,000 (the “Financing”).

C.	The Company’s board approved the establishment of a new $10 million unsecured debt facility provided by an affiliate of Mr. N. Murray Edwards (“Edwards”)(“2017 LOC”).

D.	The Company confirms that from the respective next interest payment dates until January 1, 2019, the interest on the $75 million Junior Credit facility, all of the $115 million 2014 Convertible Debenture and $26.7 million of the $30 million 2015 Convertible Debenture will paid in shares of the Company, subject to approval of the Toronto Stock Exchange.

E.	The Company extended the maturity date of the $20 million bridge loan provided by Edco Capital Corporation (“Edco”), an affiliate of Edwards, and The Fairholme Partnership, LP (“Fairholme”) and increased it by $6 million to $26 million (the “Bridge Loan”).

F.	The Company’s board approved a rights offering (the “Rights Offering”) at a price to be determined in the context of the market at the time of filing the Rights Offering circular.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

A.	The Company’s SCF and SLCF lenders permanently waived the breach of EBITDA covenant related to the quarter ended June 30, 2017, and the SCF and SLCF was extended to October 1, 2018 and December 1, 2018, respectively. A $500,000 fee was payable in respect of the amendments. Two of the four financial covenants have been removed, leaving only a Senior Debt to EBITDA covenant of 3.75:1 and a minimum liquidity covenant of $5 million.

B.	The Company closed the Financing of Units. The Company issued 1,818,182 Units at a price of $2.75 per Unit for gross proceeds of $5,000,000. Each Unit was comprised of one common share and one-half of one transferable common share purchase warrant, each whole warrant entitling the holder to purchase one additional common share at a price of $3.25 per share for a period of two years from the date of closing of the Financing.

All securities issued pursuant to the Financing are subject to a hold period under applicable securities laws, which will expire four months plus one day from the date of closing of the Financing.

Edwards, a significant shareholder of the Company, purchased $4,636,725.50 (1,686,082 Units) of the Financing. In addition, Larry Moeller (“Moeller”), Ed Yurkowski (“Yurkowski”) and Brian Kynoch (“Kynoch”), directors of the Company, purchased $250,250 (91,000 Units), $30,250 (11,000 Units) and $30,250 (11,000 Units), respectively, of the Financing. Darbjeet Dhillon (“Dhillon”), Sheila Colwill (“Colwill”), Carolyn Anglin (“Anglin”) and Gordon Keevil (“Keevil”), Vice President Finance and Vice President Marketing, Chief Scientific Officer and Vice President Corporate Development, respectively, purchased $12,100 (4,400 Units), $10,175 (3,700 Units), $15,125 (5,500 Units) and $15,125 (5,500 Units), respectively, of the Financing.

The participation of Edwards, Moeller, Yurkowski, Kynoch, Dhillon, Colwill, Anglin and Keevil in the Financing are "related party transactions" as defined under Multilateral Instrument 61-101 – Protection Of Minority Security Holders In Special Transactions ("MI 61-101").

The following supplementary information is provided in accordance with Section 5.2 of MI 61-101.

(a)	a description of the transaction and its material terms:

The Company entered into subscription agreements as follows:

Name	Number of Units Purchased
Edwards	1,686,082
Moeller	91,000
Yurkowski	11,000
Kynoch	11,000
Dhillon	4,400
Colwill	3,700
Anglin	5,500
Keevil	5,500

at a price of $2.75 per Unit, for proceeds of $5,000,000.

(b)	the purpose and business reasons for the transaction:

The Company intends to use the proceeds of the Financing to improve its working capital and for general corporate purposes.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

See item (b).

(d)	a description of:

(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

See item (a).

(ii)	the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Financing on the percentage of securities of the Company beneficially owned or controlled by insiders:

Name and Position	Dollar Amount of Units Purchased	No. of Shares Held prior to Closing of the Financing	Percentage of Issued and Outstanding Shares prior to Closing of the Financing	No. of Shares Held After Closing of the Financing	Percentage of Issued and Outstanding Shares After Closing of the Financing
Edwards	$4,636,725	35,064,898	37.47%	36,761,980	38.53%
Moeller	$250,250	2,960,411	3.16%	3,051,411	3.20%
Yurkowski	$30,250	48,085	0.05%	59,085	0.06%
Kynoch	$30,250	1,061,356	1.13%	1,072,356	1.12%
Dhillon	$12,100	0	0.00%	4,400	0.00%
Colwill	$10,175	55,449	0.06%	59,149	0.06%
Anglin	$15,125	1,754	0.00%	7,254	0.01%
Keevil	$15,125	6,963	0.01%	12,463	0.01%

(e)	unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Moeller, Yurkowski and Kynoch abstained on the resolution of the board of directors approving the Financing with respect to their individual Unit subscriptions. Moeller and Laurie Pare (“Pare”) abstained on the resolution of the board of directors approving the subscription by Edwards. A special committee was not established in connection with the approval of the Financing, and no materially contrary view or additional abstention was expressed or made by any director.

(f)	a summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:

(i)	that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:

Not applicable.

(h)	the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See item (a).

(i)	disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The directors of the Company have determined that the Financing is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as, at the time the Financing was agreed to, the fair market value of the subject matter of the Financing did not exceed 25% of the Company's market capitalization.

As this material change report is being filed less than 21 days before the closing of the Financing, there is a requirement under MI 61-101 to explain why the shorter period was reasonable or necessary in the circumstances. In the view of the Company it was necessary to immediately close the Financing and therefore, such shorter period was reasonable and necessary in the circumstances to improve the Company’s financial position.

C.	The Company’s board has approved the 2017 LOC to be provided by an affiliate of Edwards. The 2017 LOC which was available on November 1, 2017, will bear interest at 12% per annum and mature on January 5, 2019, and will be used for general working capital purposes. An arrangement fee of $50,000 was payable on closing.

The 2017 LOC constituted a related party transaction within the meaning of MI 61-101. Moeller and Pare abstained on the resolution of the board of directors approving the 2017 LOC. A special committee was not established in connection with the approval of the 2017 LOC, and no materially contrary view or additional abstention was expressed or made by any director. The directors of the Company have determined that the 2017 LOC is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as, at the time the 2017 LOC was agreed to, the fair market value of the subject matter of the 2017 LOC did not exceed 25% of the Company's market capitalization. The 2017 LOC will not result in a material change in the percentage of securities of the Company held by Edwards.

D.	The Company confirms from the next interest payment dates until January 1, 2019, the interest on the $75 million Junior Credit facility, all of the $115 million 2014 Convertible Debenture and $26.7 million of the $30 million 2015 Convertible Debenture will be paid in shares of the Company, subject to the approval of the Toronto Stock Exchange. This will reduce the Company’s overall cash interest payments by approximately $16 million per annum.

These transactions will constitute related party transactions within the meaning of MI 61-101. Moeller and Pare abstained on the resolution of the board of directors approving this matter. A special committee was not established in connection with the approval of this matter, and no materially contrary view or additional abstention was expressed or made by any director. The directors of the Company have determined that this matter is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as, at the time this matter was agreed to, the fair market value of the subject of this matter did not exceed 25% of the Company's market capitalization. This matter will not result in a material change in the percentage of securities of the Company held by insiders of the Company.

E.	The Company has extended the maturity date of the Bridge Loan provided by Edco, an affiliate of Edwards and Fairholme to January 5, 2019. The Bridge Loan has been increased by $6 million to $26 million effective October 31, 2017, with half the increase to be provided by an affilate of Fairholme. A fee of $65,000 was payable in respect of the extension/increase. The interest rate remains at 8% per annum.

The increase and extension of the Bridge Loan constituted a related party transaction within the meaning of MI 61-101. Moeller and Pare abstained on the resolution of the board of directors approving the increase and extension of the Bridge Loan. A special committee was not established in connection with the approval of this matter, and no materially contrary view or additional abstention was expressed or made by any director. The directors of the Company have determined that this matter is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as, at the time this matter was agreed to, the fair market value of the subject of this matter did not exceed 25% of the Company's market capitalization. This matter will not result in a material change in the percentage of securities of the Company held by insiders of the Company.

F.	The Company’s board has approved the Rights Offering only to holders of common shares by the issue of the rights (the “Rights”), entitling them to subscribe for approximately $40 million of shares at a price to be determined in the context of the market at the time of filing the Rights Offering circular (the “Circular”). Overallotment subscription privileges will be extended to all shareholders.

Edwards has advised that he intends to exercise all of his Rights and cause all of his affiliates to do so. Fairholme Capital Management, LLC, an affiliate of Fairholme, has advised that, subject to relevant restrictions, it intends to exercise all of the Rights to be received by certain funds or accounts over which it exercises discretionary management authority.

At the time of filing the Circular, the Company expects Edwards to commit to purchase all the common shares which remain unsubscribed for by the holders of the Rights. In exchange for backstopping the Rights Offering, the Company expects to pay Edwards a fee of 3% of the gross proceeds of the Rights Offering, excluding proceeds from the exercise of Rights issued in respect of common shares owned or over which the Edwards and Fairholme or their affiliates have control.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER

Contact:	Andre Deepwell, Chief Financial Officer
Telephone:	(604) 488-2666

ITEM 9.	DATE OF REPORT

Dated at Vancouver, British Columbia, this 3rd day of November, 2017.